

Mail Stop 4720

June 16, 2016

<u>Via E-mail</u>
Mr. John J. Dunn, Jr.
Executive Vice President and
  Chief Financial Officer
American National Insurance Company
One Moody Plaza
Galveston, TX 77550-7999

Re: American National Insurance Company
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-34280

Dear Mr. Dunn:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Financial Statements</u>
<u>Consolidated Statements of Operations, page 64</u>

1. You report equity in earnings of unconsolidated affiliates of $77 million in 2015 which represents 32% of net income attributable to American National.
    *   Provide us your consideration of Rule 3-09 and Rule 4-08(g) of Regulation S-X.
    *   Direct us to disclosure regarding equity in earnings of unconsolidated affiliates of $77 million or tell us why you did not provide any disclosure. Refer to ASC 323-10-50.
    *   Tell us why you do not present equity in earnings of unconsolidated affiliates net of tax.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance